EXHIBIT 4.11

STOCK PURCHASE AGREEMENT

Dated May 8, 2007

The parties to this Stock Purchase Agreement (the “Agreement”) are Steven Dmiszewicki (“SD”) and Leonid Erlikh (“LE”) (collectively, the “Members”), Contrado Partners, LLC (“Contrado”), a North Carolina limited liability company, and SeaBreeze Partners, LLC (“SeaBreeze”), a New York limited liability company (Contrado and SeaBreeze, collectively, the “Shareholders”), and BluePhoenix Solutions Ltd. (the “Purchaser”), an Israeli company.

SD is the managing member of Contrado, and LE is the managing member of SeaBreeze. The Shareholders own, in the aggregate, all the outstanding shares of common stock (such shares owned by the Shareholders, the “Company Shares”) of BridgeQuest, Inc. (the “Company”), a North Carolina corporation. The Company owns all the outstanding shares of common stock (such shares owned by the Company, the “Sub Shares”), of BridgeQuest Labs Inc. (“BQ Labs”), a North Carolina corporation. BQ Labs manages an operating branch in St. Petersburg, Russia (the “Branch”). As used in this Agreement, the term “Companies” means, collectively, the Company, BQ Labs, and the Branch.

The Branch is experienced in providing specialized outsourced information technology consulting and systems from the Russian Federation to United States and other foreign customers, and has, or will be able to hire, professional personnel in the Russian Federation sufficient in number and competence to meet the Companies’ reasonably anticipated professional personnel requirements (including those of the Purchaser and its affiliates) over the next 12 months.

The Purchaser wishes to purchase from the Shareholders, and the Shareholders wish to sell to the Purchaser, all the Company Shares for the consideration set forth in this Agreement.

Accordingly, the parties agree as follows:

1. Sale and Purchase.   At the Closing referred to below, the Shareholders are selling, and the Purchaser is purchasing, all the Company Shares. The closing of the transactions contemplated by this Agreement (the “Closing”) is taking place simultaneously with the execution and delivery of this Agreement.

2. Closing

(a) Prior to or simultaneously with the execution and delivery of this Agreement, the Members and Shareholders are delivering or have delivered, or are causing or have caused to be delivered, to the Purchaser the following:

(i) counterparts of this Agreement executed by the Members and Shareholders;

(ii) counterparts of the amendment to consulting agreement dated the date of this Agreement between Contrado and the Company in the form of exhibit 2(a)(ii)(A) (the “Contrado Consulting Agreement”), and the amendment to consulting agreement dated the date of this agreement between SeaBreeze and the Company in the form of exhibit 2(a)(ii)(B) (the “SeaBreeze Consulting Agreement”) (the Contrado Consulting Agreement and the SeaBreeze Consulting Agreement, collectively, the “Consulting Agreements”), executed by each party to the respective Consulting Agreement;

(iii) counterparts of the non-competition agreement dated the date of this Agreement among the Purchaser and the Members in the form of exhibit 2(a)(iii) (the “Non-Competition Agreement”) executed by the Members;

(iv) certificates evidencing all the Company Shares, together with stock transfer powers executed in blank, and with all required stock transfer tax stamps attached; and

(v) copies of the resolutions of the board of directors of the Company authorizing the execution and delivery of the Consulting Agreements, together with a certificate of the Company’s secretary to the effect that (A) attached to such certificate are true and complete copies of the Company’s certificate of incorporation and bylaws, as in effect on the date of this Agreement, in the forms of exhibit 2(a)(v)(A)(1) and 2(a)(v)(A)(2), respectively (collectively, the “Company Organizational Instruments”), and (B) the resolutions referred to above were duly adopted and have not been rescinded or amended.

(b) Simultaneously with the execution and delivery of this Agreement, the Purchaser is:

(i) delivering to the Members and Shareholders a counterpart of each of this Agreement and the Non-Competition Agreement executed by the Purchaser;

(ii) paying each Shareholder, by wire transfer of immediately available funds to accounts designated in writing by the Shareholders, $1,000,000;

(iii) causing the Shareholders to be released from all liability in respect of the Company’s indebtedness to Wachovia Bank; and

(iv) delivering to the Members and Shareholders copies of the resolutions of the board of directors of the Purchaser authorizing the execution and delivery of this Agreement, together with a certificate of the Purchaser’s secretary to the effect that (A) attached to such certificate are true and complete copies of the Purchaser’s organizational instruments as in effect on the date of this Agreement, in the form of exhibit 2(b)(iv)(A), and (B) the resolutions referred to above were duly adopted and have not been rescinded or amended.

3. Additional Consideration

(a) If the Company’s Revenue (as defined and determined in accordance with section 3(g)(i)(A) below) in the nine months beginning April 1, 2007 and ending December 31, 2007 exceeds $4,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in section 3(e) below (the “Procedural Provisions”), pay each Shareholder, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to 25% of that excess.

(b) If the Company’s Operating Profit (as defined and determined in accordance with section 3(g)(i)(B) below) in the nine months beginning April 1, 2007 and ending December 31, 2007 exceeds $750,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to 50% of that excess.

(c) (i) If the Company’s Operating Profit in the calendar year ending December 31, 2008 is greater than zero but equal to or less than $1,500,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2009, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to 39.2% of that Operating Profit.

(ii)  If the Company’s Operating Profit in the calendar year ending December 31, 2008 is greater than $1,500,000 but equal to or less than $2,250,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2009, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to the sum of (A) $588,000 plus (B) 44.1% of the amount by which that Operating Profit exceeds $1,500,000.

(iii)  If the Company’s Operating Profit in the calendar year ending December 31, 2008 is greater than $2,250,000 but equal to or less than $3,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2009, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to the sum of (A) $918,750 plus (B) 49% of the amount by which that Operating Profit exceeds $2,250,000.

(iv)  If the Company’s Operating Profit in the calendar year ending December 31, 2008 is greater than $3,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2009, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to the sum of (A) $1,286,250 plus (B) 53.9% of the amount by which that Operating Profit exceeds $3,000,000.

(d) (i) If the Company’s Cumulative Operating Profit (as defined and determined in accordance with section 3(g)(i)(C) below) for the two calendar years beginning January 1, 2008 and ending December 31, 2009 is greater than zero but equal to or less than $3,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2010, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to (A) 49% of that Cumulative Operating Profit, reduced (but not to less than zero) by (B) the amount, if any, of the payment made to that Shareholder pursuant to section 3(c).

(ii) If the Company’s Cumulative Operating Profit for the two calendar years beginning January 1, 2008 and ending December 31, 2009 is greater than $3,000,000 but equal to or less than $4,500,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2010, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to (A) the sum of (1) $1,470,000, reduced (but not to less than zero) plus (2) 55.125% of the amount by which such Cumulative Operating Profit exceeds $3,000,000, reduced by (B) the amount, if any, of the payment made to that Shareholder pursuant to section 3(c).

(iii) If the Company’s Cumulative Operating Profit for the two calendar years beginning January 1, 2008 and ending December 31, 2009 is greater than $4,500,000 but equal to or less than $6,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2010, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to (A) the sum of (1) $2,296,875 plus (2) 61.25% of the amount by which such Cumulative Operating Profit exceeds $4,500,000, reduced (but not to less than zero) by (B) the amount, if any, of the payment made to that Shareholder pursuant to section 3(c).

(iv) If the Company’s Cumulative Operating Profit for the two calendar years beginning January 1, 2008 and ending December 31, 2009 is greater than $6,000,000, the Purchaser shall, subject to the fulfillment of the conditions set forth in the Procedural Provisions, pay each Shareholder, on or before March 31, 2010, by wire transfer of immediately available funds to an account or accounts designated in writing by the Members, an amount equal to (A) the sum of (1) $3,215,625 plus (2) 67.375% of the amount by which such Cumulative Operating Profit exceeds $6,000,000, reduced (but not to less than zero) by (B) the amount, if any, of the payment made to that Shareholder pursuant to section 3(c).

(e) Each payment to a Shareholder referred to in this section 3 is subject to the fulfillment of the conditions that:

(i) on or before the date on which a particular payment would be required, the engagement of that Shareholder shall not have been terminated by the Company for Cause (as defined in the respective Consulting Agreement) or Performance Failure (as defined in the respective Consulting Agreement) or voluntarily by that Shareholder other than for Good Reason (as defined in the respective Consulting Agreement), and

(ii) SD and LE shall have furnished the Company’s independent accountants and the Purchaser a management confirmation letter in substantially the form of exhibit 3(e); provided, however, if the engagement of the respective Shareholder shall have terminated prior to the completion of the applicable audit as a result of the respective Member’s death, Permanent Disability (as defined in the respective Consulting Agreement), voluntary termination for Good Reason, or termination by the Company without Cause, the furnishing of such management confirmation letter by that individual shall not constitute a condition to the particular payment.

(f) Notwithstanding anything to the contrary in this Agreement, if the engagement of a Shareholder shall have terminated prior to December 31, 2009 as a result of a termination by the Company without Cause (other than as a result of the respective Member’s death or Permanent Disability) or as a result of a voluntary termination by the Shareholder for Good Reason, the Purchaser shall pay that Shareholder, not later than 10 business days after the determination of the amount so payable becomes final, binding, and conclusive on the parties, an amount, in lieu of any amounts thereafter payable to that Shareholder otherwise under this section 3, equal to the Formula Amount. For these purposes, the term “Formula Amount” means: (i) in the event the termination of the Shareholder’s engagement occurs during calendar year 2007, $2,250,000; (ii) in the event the termination of the Shareholder’s engagement occurs during calendar year 2008, an amount equal to the sum of (A) the amount, if any, payable, but not yet paid, to that Shareholder pursuant to section 3(b), plus (B) the aggregate amount that would have been payable to that Shareholder pursuant to sections 3(c) and 3(d), if the Company’s Operating Profit in each of calendar years 2008 and 2009 equaled the Company’s Operating Profit in the 12 months ended on the last day of the calendar month immediately preceding the date of termination; and (iii) in the event the termination of the Shareholder’s engagement occurs during calendar year 2009, an amount equal to the sum of (A) the aggregate amount, if any, payable, but not yet paid, to that Shareholder pursuant to sections 3(b) and 3(c), plus (B) the amount that would have been payable to that Shareholder pursuant to section 3(d), if the Company’s Operating Profit in calendar year 2009 equaled the Company’s Operating Profit in the 12 months ended on the last day of the calendar month immediately preceding the date of termination. It is understood and agreed that the costs and expenses of preparing the Company’s consolidated income statement on the basis of which the Formula Amount is to be determined, up to a maximum of $5,000 in any calendar year, shall be borne by the Shareholder or Shareholders to whom the Formula Amount is to be payable, which costs and expenses may be deducted from the Formula Amount when paid (it being understood and agreed that, if the Companies’ operations increase materially in size, the $5,000 amount referred to in this sentence shall be subject to upward adjustment by mutual agreement of the parties).

(g) (i) As used in this Agreement, the following terms have the following respective meanings:

(A) “Revenue” means the consolidated revenue of the Companies for the period in question, determined by the Purchaser on the basis of the Company’s consolidated income statement for that period (which shall be audited) prepared in accordance with generally accepted accounting principles applied in a manner consistent with the application of those principles by the Purchaser to its business generally (“GAAP”);

(B) “Operating Profit” and “Operating Loss” for a particular period mean (1) the Companies’ consolidated earnings or loss, respectively, before interest and taxes (excluding employment and similar taxes), for that period, determined by the Purchaser on the basis of the Company’s consolidated income statement for that period (which shall be audited) prepared in accordance with GAAP, reduced by (2) an amount equal to 75% of the operating profit, if any, attributable to Revenue derived from Internally Provided Services (as defined below). Operating Profit and Operating Loss also shall reflect (1) the costs and expenses of the Companies in performing all the obligations required under section 6(b)(iii) in accordance with GAAP;

(C) “Cumulative Operating Profit” for a two-year period means (A) the sum of the Operating Profit for the year or years in which there was Operating Profit, reduced by (B) the sum of the Operating Loss for the year or years in which there was Operating Loss; and

(D) “Internally Provided Services” means services the Companies provide to the Purchaser or its affiliates that do not relate to a specific customer engagement.

(ii) As promptly as practicable, but in no event more than 90 days, after December 31 of each of 2007, 2008, and 2009 (or, in the case of the determination of an amount payable pursuant to section 3(f), in no event more than 90 days after the termination of the engagement), the Purchaser shall

(A) furnish the Shareholder or Shareholders to whom an amount might be payable pursuant to this section 3 the Companies’ consolidated income statement for the respective year, prepared in accordance with GAAP and audited by the Purchaser’s independent accountants, and a statement (the “Statement”) of the Purchaser’s chief financial officer setting forth the amount, and, in reasonable detail, the calculation of the amount, if any, due the Shareholder or Shareholders pursuant to this section 3, and

(B) pay each Shareholder the amount due that Shareholder pursuant to this section 3, as set forth in the Statement. Unless the Members deliver to the Purchaser a Notice of Disagreement pursuant to section 3(g)(iii) within 30 business days after they receive the consolidated income statement and Statement delivered pursuant to the immediately preceding clause (A), the consolidated income statement and Statement shall be final, binding, and conclusive on all the parties for all purposes of this Agreement.

(iii) If the Members give the Purchaser a written notice of disagreement (a “Notice of Disagreement”) pursuant to section 3(g)(ii), the parties shall, during a period of 30 business days following delivery to the Purchaser of the Notice of Disagreement, attempt to resolve in writing any differences with respect to any matter specified in the Notice of Disagreement.

If, at the end of that 30 business day period, the parties have failed to agree in writing with respect to all such matters, the matters as to which agreement has not been reached (the “Disputed Matters”) shall be submitted to an arbitrator (the “Arbitrator”), which the parties shall select.

If the Arbitrator shall not have been selected, and shall not have agreed to serve, within 20 business days after the expiration of that 30 business day period, the Arbitrator shall be selected by the president of the American Arbitration Association. Any arbitration under this section 3(g)(iii) shall be held in Raleigh, North Carolina pursuant to procedures established by the Arbitrator. The Arbitrator shall consider only the Disputed Matters.

The Arbitrator shall deliver to the Purchaser and the Members a Statement, adjusted to reflect any written agreement between the parties with respect to any matters specified in the Notice of Disagreement and the determination of the Arbitrator with respect to all Disputed Matters. The Statement, as so adjusted, shall be final, binding, and conclusive on all parties for all purposes of this Agreement. Within 10 days after the Arbitrator delivers the Statement, as so adjusted, to the Purchaser, the Purchaser shall pay each Shareholder the excess, if any, of the amount set forth in the Statement, as so adjusted, as being due each Shareholder pursuant to this section 3 over the amount actually paid pursuant to section 3(g)(ii). Each party shall bear that party’s own fees and expenses in connection with the arbitration, and the Members, on the one hand, and the Purchaser, on the other hand, shall each bear 50% of the fees and expenses of the Arbitrator and the American Arbitration Association.

4. Representations and Warranties of the Members and Shareholders. The Members and Shareholders jointly and severally represent and warrant to the Purchaser as follows:

4.1 Existence, Qualification, Etc(a) Each Shareholder is a limited liability company validly existing and in good standing under the law of its state of organization set forth above, and has full limited liability company power and authority to conduct its business and own and operate its properties as now conducted, owned, and operated. The Shareholders have delivered to the Purchaser true, correct, and complete copies of each Shareholder’s certificate of formation and limited liability company agreement (the “Shareholder Organizational Instruments”).

(b) The Company is a corporation validly existing and in good standing under the law of the state of North Carolina, and has full corporate power and authority to conduct its business and own and operate its properties as now conducted, owned, and operated. The Shareholders have delivered to the Purchaser true, correct, and complete copies of the Company’s Organizational Instruments. The Company is not required to be licensed or qualified as a foreign corporation in any jurisdiction other than North Carolina.

(c) BQ Labs is a corporation validly existing and in good standing under the law of the state of North Carolina, and has full corporate power and authority to conduct its business and own and operate its properties as now conducted, owned, and operated. The Shareholders have delivered to the Purchaser true, correct, and complete copies of BQ Labs’ certificate of incorporation and bylaws (the “BQ Labs Organizational Instruments”). BQ Labs is not required to be licensed or qualified as a foreign corporation in any jurisdiction other than North Carolina. The Branch is properly and legally registered to conduct business in the Russian Federation.

4.2 Authorization and Enforceability; Shares(a) Each Shareholder has the full power and authority and has taken all required action necessary to permit it to execute, deliver, and perform this Agreement, and none of those actions will violate any provision of the Shareholder Organizational Instruments or any applicable law, regulation, order, or judgment, or result in the breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, any agreement, instrument, or understanding to which it is a party or by which it is bound. The Company has the full power and authority and has taken all required action necessary to permit it to execute, deliver, and perform the Consulting Agreements, and none of those actions will violate any provision of the Company Organizational Instruments or any applicable law, regulation, order, or judgment, or result in the breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, any agreement, instrument, or understanding to which it is a party or by which it is bound. This Agreement constitutes a legal, valid, and binding obligation of each Member and Shareholder, enforceable against each in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity. Each Consulting Agreement constitutes a legal, valid, and binding obligation of Contrado or SeaBreeze, as the case may be, enforceable against each such party in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity. The Non-Competition Agreement constitutes a legal, valid, and binding obligation of each Member, enforceable against each in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity.

(b) The Company Shares and the Sub Shares are duly authorized, validly issued and outstanding, fully paid, and nonassessable.

(c) None of the Company Shares or Sub Shares is subject to any option, right of first refusal, right of first offer, voting agreement or trust, preemptive right, or any other rights in favor of any third party.

(d) The Branch is a division of BQ Labs, not a separate legal entity, and all its assets are owned by BQ Labs.

4.3 Capitalization As of the date of this Agreement, the authorized and issued capital stock of the Company and BQ Labs are as set forth in schedule 4.3, which sets forth the number of Company Shares owned by each Shareholder and the number of shares of each class of capital stock of BQ Labs owned by the Company. All the Company's and BQ Labs’ outstanding shares of capital stock are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable laws. Neither the Company nor BQ Labs has granted or issued any options, convertible securities, warrants, phantom stock, stock appreciation rights, preemptive rights, rights of first offer, rights of first refusal, antidilution rights, registration rights, or commitments of any kind relating to any issued or unissued equity interests of the Company or BQ Labs.

4.4 Financial Statements. The financial statements (together with the notes to the financial statements) described in schedule 4.4 (the “Financial Statements”) are in accordance with the books and records of the Companies and (a) in the case of the consolidated Financial Statements, fairly present the consolidated financial condition and consolidated results of operations of the Companies as of the dates and for the periods indicated, in accordance with generally accepted accounting principles consistently applied, and (b) in each other case, fairly present the financial condition and results of operations of the Company or BQ Labs (including the Branch), as the case may be, as of the dates and for the periods indicated, in accordance with generally accepted accounting principles consistently applied. Schedule 4.4 also contains a true and complete copy of the Companies’ budget for the calendar year ending December 31, 2007, as well as a detailed list of backlog as of April 1, 2007. All the assets and liabilities of the Branch are reflected in the Financial Statements of BQ Labs.

4.5 Absence of Certain Changes

(a) Except as set forth in schedule 4.5, from the date of the most recent balance sheet included in the Financial Statements (the “Current Balance Sheet Date”) to the date of this Agreement, none of the Companies has:

(i) incurred any liabilities, other than current liabilities incurred, or obligations under contracts entered into, in the ordinary course of business and consistent with past practice;

(ii) paid, discharged, or satisfied any claim, lien, or liability, other than any claim, lien, or liability (A) reflected or reserved against on the consolidated balance sheet as of the Current Balance Sheet Date described in schedule 4.4 (the “Current Balance Sheet”) and paid, discharged, or satisfied in the ordinary course of business and consistent with past practice since the Current Balance Sheet Date, or (B) incurred and paid, discharged, or satisfied since the Current Balance Sheet Date in the ordinary course of business and consistent with past practice;

(iii) sold, leased, assigned, or otherwise transferred any of its assets, tangible or intangible, or sold any of its services (other than sales of assets or services in the ordinary course of business and consistent with past practice);

(iv) permitted any of its assets, tangible or intangible, to become subject to any lien, security interest, or other charge or encumbrance (other than any Permitted Lien);

(v) written off as uncollectible any accounts receivable;

(vi) terminated or amended, or suffered the termination or amendment of, or failed to perform in all material respects, all its obligations, or suffered or permitted any material default to exist under, any material agreement, license, or permit;

(vii) suffered any damage, destruction, or loss of any fixed assets (whether or not covered by insurance);

(viii) made any loan to any person or entity (including advances to employees);

(ix) canceled, waived, or released any debt, claim, or right;

(x) paid any amount to, or entered into any agreement, arrangement, or transaction with, any affiliate (including its officers, directors, and employees), other than payments of salary and benefits to employees in the ordinary course of business and consistent with past practice;

(xi) declared, set aside, or paid any dividend or distribution with respect to its capital stock, or redeemed, purchased, or otherwise acquired any of its capital stock;

(xii) granted any increase in the compensation of any officer or employee or made any other change in employment terms of any officer or employee;

(xiii) made any change in accounting or cash management practices;

(xiv) suffered or caused any other occurrence, event, or transaction outside the ordinary course of business; or

(xv) agreed, in writing or otherwise, to any of the foregoing.

(b) Since the Current Balance Sheet Date, there has been no material adverse change in the Companies or their respective businesses.

4.6 Litigation. Except as set forth in schedule 4.6, as of the date of this Agreement, no claim, suit, proceeding, or investigation is pending or, to the knowledge of the any individual listed in schedule 4.6 (the “Specified Senior Employees”), threatened against or affecting the Companies, and there is no valid basis for any claim, suit, or proceeding against the Companies.

4.7 Licenses, Compliance with Law, Other Agreements. Except as set forth in schedule 4.7, each of the Companies has all material franchises, permits, licenses, and other rights to allow it to conduct its business and is not in violation, in any material respect, of any order or decree of any court, or of any law, order, or regulation of any Governmental Agency, or of the provisions of any material contract or agreement to which it is a party or by which it is bound, and neither this Agreement nor the transactions contemplated by this Agreement will result in any such violation. The Companies’ businesses have been conducted in all material respects in compliance with all applicable laws, rules, and regulations.

4.8 Third-Party Approvals. Neither the Company nor BQ Labs (including the Branch) is required to obtain any order, consent, approval, or authorization of, or to make any declaration or filing with, any Governmental Agency or other third party in connection with the execution, delivery, or performance of this Agreement or the transactions contemplated by this Agreement.

4.9 No Undisclosed Liabilities. None of the Companies has any liabilities or obligations, whether or not disclosed in the Financial Statements or the notes to the Financial Statements, and whether actual or contingent, except (a) as disclosed in schedule 4.9 or on the face of the Financial Statements (excluding any notes to the Financial Statements), (b) those set forth as such in a schedule to this Agreement, (c) those incurred in the ordinary course of business and consistent with past practice since the Current Balance Sheet Date and that will not have a material adverse effect on any of the Companies, or (d) those under agreements, written or oral, set forth in a schedule to this Agreement or not required to be set forth in a schedule to this Agreement

4.10 Tangible Assets. Each of the Companies owns or leases all tangible assets used or reasonably necessary in connection with the conduct of its business. All material tangible assets owned or leased by the Companies are free from any liens, security interests, or other charges or encumbrances (other than Permitted Liens), are free from any material defects, have been maintained in accordance with normal industry practice and any regulatory standard or procedure to which such assets are subject, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which such assets are used or proposed to be used, other than liens, security interests, other charges and encumbrances, defects, and wear and tear that, in the aggregate, could not be expected to have a material adverse effect on any of the Companies.

4.11 Real Property None of the Companies owns any real property.

4.12 Intellectual Property.  Except as set forth in schedule 4.12:

(a)  each of the Companies has a valid and enforceable license to, or owns and possesses all right, title, and interest in and to, all Intellectual Property necessary for the operation of its business, as presently conducted and as presently proposed to be conducted (collectively, the "Company Intellectual Property”);

(b)  the Company Intellectual Property is not subject to any liens, security interests, or other charges or encumbrances, and is not subject to any restrictions or limitations regarding use or disclosure;

(c)  none of the Companies has infringed, misappropriated, or otherwise conflicted with, and the operation of its business as currently conducted, or as currently proposed to be conducted, will not infringe, misappropriate, or otherwise conflict with, any Intellectual Property of any third party;

(d)  no Specified Senior Employee is aware of any facts that indicate a likelihood of any of the foregoing, and no Specified Senior Employee has received any notices regarding any of the foregoing;

(e)  the Companies have taken all commercially reasonable actions to maintain and protect all the Company Intellectual Property;

(f)  none of the Companies licenses any Intellectual Property from any third parties (other than commercially available off-the-shelf software), and none requires any license from any third party to use any Intellectual Property (other than commonly available off-the-shelf software) for the operation of its business, as presently conducted and as presently proposed to be conducted;

(g)  to the knowledge of the Specified Senior Employees, as of the date of this Agreement, no third party has infringed, misappropriated, or otherwise conflicted with any of the Company Intellectual Property, and, as of the date of this Agreement, no Specified Senior Employee is aware of any facts that indicate a likelihood of any of the foregoing; and

(h)  as of the date of this Agreement, none of the Companies has agreed to indemnify any third party for or against any interference, infringement, misappropriation, or other conflict with respect to any Intellectual Property (except for indemnity provisions included in the ordinary course of business in agreements with customers and software providers).

4.13 Employees, Etc. Schedule 4.13 lists each employee (which term, as used in this Agreement, includes consultants, unless the context otherwise requires) of each of the Companies and the respective employee’s gross salary. From the Current Balance Sheet Date to the date of this Agreement, no employee has terminated employment with any of the Companies, except in the ordinary course of business. To the knowledge of the Specified Senior Employees, and except for terminations of employment that may reasonably be expected in the ordinary course of business, no employee plans to terminate employment with any of the Companies in the reasonably foreseeable future. None of the Companies has committed any unfair labor practice or violated any applicable law or regulation regulating employers or the terms and conditions of its employees' employment.

4.14 Employee Benefits. As of the date of this Agreement, except as set forth in schedule 4.14, none of the Companies maintains or has ever maintained any employee pension benefit plans (as defined in section 3(2) of ERISA), employee welfare benefit plans (as defined in section 3(1) of ERISA), or fringe benefit plans or programs. Except as set forth in schedule 4.14, the Financial Statements reflect all accruals required by generally accepted accounting principles for liabilities for all employee pension benefit plans, employee welfare benefit plans, and fringe benefit plans and programs, including, without limitation, vacation benefits, sick day benefits, bonuses, and deferred compensation. Schedule 4.14 describes all salary and benefit changes within the past 12 months. No further changes have been agreed or committed to or announced by or on behalf of any of the Companies; and, except as set forth in schedule 4.14 or as contemplated by the budget referred to in section 4.4, no further changes are planned, scheduled, or contemplated by any of the Companies prior to January 1, 2008.

4.15 Related Party Agreements. As of the date of this Agreement, schedule 4.15 sets forth all agreements, arrangements, and understandings with each of the Companies’ employees, officers, directors, and affiliates. As of the date of this Agreement, except as set forth in schedule 4.15, none of the Companies is a party to any agreements, arrangements, or understandings with, or any liabilities or other obligations to, any of its employees, officers, directors, or affiliates.

4.16 Taxes(a) Schedule 4.16 sets forth the dates through which all Tax Returns of each of the Companies have been audited. The Company operates in the United States and the Russian Federation in compliance with all applicable transfer price regulations.

(b) Except as set forth in schedule 4.16:

(i) each of the Companies has filed all Tax Returns it was required to file, and has paid all Taxes shown on those Tax Returns as owing;

(ii) none of the Companies (i) has been a member of an affiliated group filing a consolidated federal Tax Return and (ii) has no liability for the Taxes of any person or entity (other than itself (under Treasury Regulation §1.1502-6 or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

(iii) each of the Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party; and

(iv) as of the date of this Agreement, there is no dispute or claim concerning any Tax Liability of any of the Companies either (i) claimed or raised by any authority in writing or (ii) as to which any of the Companies or Specified Senior Employees has knowledge.

(c) Except as set forth in schedule 4.16 or otherwise in a writing addressed to the Purchaser, the Financial Statements contain all appropriate provisions to cover all uncertain Tax positions.

4.17 Certain Fees. No fees or commissions will be payable by the Companies to any broker, financial advisor, finder, investment banker, or bank with respect to the transactions contemplated by this Agreement.

4.18 Insurance. The respective Companies maintain the insurance set forth in schedule 4.19, and none of the Companies has been denied insurance coverage. The Companies maintain all insurance required by their customers or by applicable Governmental Agencies.

4.19 Contracts and Commitments(a) As of the date of this Agreement, except as set forth in schedule 4.19, none of the Companies is a party to or bound by any of the following agreements, whether such agreements are written or oral:

(i) contract for the employment of any person on a full-time, part-time, or consulting basis or any severance agreements, other than at the will of the employer;

(ii) promissory note, agreement, or promise to pay, or indenture relating to the borrowing of money or to mortgaging, pledging, or otherwise placing a lien, security interest, or other charge or encumbrance on any of its assets, other than Permitted Liens;

(iii) agreements with respect to the lending or investing of funds, other than agreements entered into in the ordinary course of business and consistent with past practice regarding cash management;

(iv) license or royalty agreements, other than off-the-shelf software and agreements with customers in the ordinary course of business and consistent with past practice;

(v) guaranty of indebtedness or liability of any other person or entity;

(vi) lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party that involves annual payments of more than $5,000;

(vii) lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it;

(viii) contract or group of related contracts with the same party for the purchase by it of supplies, products, or other personal property or for the furnishing or receipt of services that involves a sum in excess of $5,000;

(ix) contract that prohibits or purports to prohibit it or any of its affiliates from freely engaging in business anywhere in the world;

(x) contract relating to the distribution, marketing, or sale of its products or services;

(xi) warranty agreement with respect to products or services sold or licensed, other than in the ordinary course of business and consistent with past practice;

(xii) franchise agreements and license agreements, other than in the ordinary course of business and consistent with past practice;

(xiii) agreements, contracts, or understandings pursuant to which it engages independent contractors and involves a sum in excess of $5,000; or

(xiv) other agreement material to it, whether or not entered into in the ordinary course of business and consistent with past practice.

(b) As of the date of this Agreement, except as set forth in schedule 4.19, none of the Specified Senior Employees has any knowledge of any material breach or anticipated material breach by any other party to any agreement required to be set forth in schedule 4.19.

(c) The Purchaser has been provided with a true and correct copy of all written agreements referred to in schedule 4.19, together with all amendments, waivers, or other changes to those agreements. Schedule 4.19 contains an accurate and complete description of all material terms of all oral contracts and agreements referred to in that schedule.

4.20 Disclosure. Except as set forth in this Agreement or in a schedule to this Agreement, none of the Members, Shareholders, or Specified Senior Employees is aware of any material facts regarding the Companies’ businesses necessary to make the facts required to be disclosed in this Agreement or in its schedules not misleading.

5. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Members and Shareholders as follows:

5.1 Authorization and Enforceability. The Purchaser has taken all action necessary to permit it to execute, deliver, and perform this Agreement and the Non-Competition Agreement. Each of this Agreement and the Non-Competition Agreement has been duly executed and delivered by the Purchaser, and constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application related to the enforcement of creditor's rights generally and general principles of equity.

5.2 Governmental Approvals. The Purchaser is not required to obtain any order, consent, approval, or authorization of, or to make any declaration or filing with, any Governmental Agency in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for such order, consent, approval, authorization, declaration, or filing that has been or will be obtained or made.

6. Covenants.

(a) Unless the Members otherwise agree, prior to January 1, 2010:

(i) the Purchaser shall maintain separate books of account with respect to the Companies (whether as subsidiaries, divisions, or branches of the Purchaser or its affiliates) in accordance with past custom and practice as used in the preparation of the Financial Statements, except to the extent permitted or required by GAAP;

(ii) except as contemplated by this Agreement or the other agreements being entered into in connection with this Agreement, the Purchaser shall not, and shall not permit any of its affiliates to, (A) engage in any transactions with the Companies that materially affects Revenue or Operating Profit on terms less favorable to them than could have been obtained in comparable transactions with non-affiliates, or (B) cause the Companies, or require the Members or Shareholders to cause the Companies, to take any action a reasonable man acting in good faith would not take in furtherance of the Companies’ best interests;

(iii) permit the Companies to engage in any business other than a business consistent with the business in which it is currently engaged;

(iv) permit the Members and their counsel, accountants, and consultants to have reasonable access during business hours to the Company’s and BQ Labs’ (including the Branch’s) books and records; and

(v) the Purchaser shall use all reasonable efforts to cause the Company to obtain and maintain “key personnel” insurance in accordance with the Consulting Agreements.

(b) (i) The Members and Shareholders shall use all reasonable efforts to cause the Financial Statements to be audited (in the case of the Financial Statements as of, and for the year ended, December 31, 2006) or reviewed (in the case of the other Financial Statements), and reported upon, by a firm of independent accountants reasonably acceptable to the Purchaser on or before June 30, 2007, and shall, in any event, cause the Financial Statements so to be audited or reviewed, as the case may be, and reported upon, on or before August 31, 2007.

(ii) The Members and Shareholders shall cause [Name of Firm] (the “Firm”) to complete its pending transfer pricing study within 60 days of the date of this Agreement, and shall pay, or reimburse the Company for, all costs and expenses of the Firm in excess of $20,000.

(iii) The Members and Shareholders shall use all reasonable efforts to eliminate any potential liability or obligation referred to in schedule 4.12 (it being understood and agreed that, if any such potential liability or obligation remains 90 days after the date of this Agreement, the parties shall promptly cause the Companies to take all action necessary to eliminate all such potential liabilities and obligations).

7. Survival and Indemnification

7.1 Survival. The representations and warranties of the parties shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, regardless of any investigation made by the Purchaser or on its behalf. Notwithstanding the foregoing, and except with respect to the representations and warranties in sections 4.1, 4.2, 4.3, 4.15, 4.16, and 4.17 (the representations and warranties in sections 4.1, 4.2, 4.3, 4.15, 4.16, and 4.17, collectively, the “Specified Representations and Warranties”), neither the Members nor the Shareholders shall be liable for a breach of any warranty or misrepresentation in respect of any representation or warranty in section 4, unless the Purchaser shall have given the Shareholders notice of  a claim therefor on of before December 31, 2009.

7.2 Indemnification. Subject to the limitations of section 7.4 below, the Members and Shareholders (for purposes of this section 7, the “Indemnitors”) shall jointly and severally indemnify and hold harmless the Purchaser and its affiliates, officers, directors, employees, and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against all actual and threatened losses, liabilities, damages, and expenses (including attorneys' fees and expenses) (the "Indemnified Liabilities") as a result of, or arising out of, or relating to any breach of warranty or agreement or misrepresentation, by the Members and Shareholders under this Agreement. The Members and Shareholders shall reimburse the Indemnitees for the Indemnified Liabilities as such Indemnified Liabilities are incurred.

7.3 Defense of Claims. The Purchaser shall use all reasonable efforts to notify the Members and Shareholders as promptly as practicable of any claim of which it has actual knowledge that might reasonably be expected to result in an Indemnified Liability. Any Indemnitor who wishes to assume the defense of any claim as to which indemnity is sought shall so notify the Purchaser not later than 60 days after it has actual knowledge of the claim, and, after giving such notice, shall be entitled to control the defense of the claim, with counsel reasonably satisfactory to the Purchaser; provided, that the Purchaser may participate in such defense at its expense. If the Indemnitor does not so notify the Purchaser within that 60-day period, the Purchaser shall assume the defense of the claim, with counsel reasonably satisfactory to the Indemnitor; provided, that the Indemnitor may participate in such defense at its expense. The Purchaser or the Indemnitor, in the defense of any such claim, shall not, except with the consent of the other (which shall not be unreasonably withheld or delayed), consent to entry of any judgment or entry into any settlement agreement. Each party shall use reasonable efforts to cooperate with each other party in connection with the defense of any claim referred to above.

7.4 Limitations. As used in this Agreement, the term “Member Group” means either SD and Contrado, on the one hand, or LE and SeaBreeze, on the other hand. The Members and the Shareholders shall have no liability or obligation for breaches of warranty or misrepresentation in respect of any representation or warranty in section 4 other than the Specified Representations and Warranties, until and unless the aggregate amount of liability therefor exceeds $25,000. The Member Groups shall be jointly and severally liable for the initial $400,000 of Indemnified Liabilities, if any. However, notwithstanding anything to the contrary in this section 7, the aggregate liability of each Member Group for all breaches of warranty and misrepresentation in respect of all the representations and warranties in section 4 other than the Specified Representations and Warranties shall not exceed $1,000,000.

8. General

8.1 Definitions. For purposes of this Agreement, the following terms have the indicated meanings:

"Affiliate" of a person or entity means any other person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with that person or entity.

"Code" means the Internal Revenue Code of 1986.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Governmental Agency" means any federal, state, local, foreign, or other governmental agency, instrumentality, commission, authority, board, or body.

"Intellectual Property" means all of the following in any jurisdiction throughout the world: (a) patents, patent applications, and patent disclosures; (b) trademarks, service marks, trade dress, trade names, corporate names, logos, and slogans (and all translations, adaptations, derivations, and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights and copyrightable works; (d) registrations and applications for any of the foregoing; (e) trade secrets, confidential information, know-how, and inventions; (f) computer software (including, but not limited to, source code, executable code, data, databases, and documentation); and (g) all other intellectual property.

"Permitted Liens" means (a) liens for taxes not yet due and taxes for which adequate provision is made in the Current Balance Sheet, (b) purchase money security interests in supplies and equipment, (c) statutory landlord liens and precautionary liens filed by lessors with respect to leased equipment, (d) encumbrances that are not substantial in amount, do not materially detract from the value of the property subject to the encumbrance, and do not materially impair the use of the property subject to the encumbrance or the operation of the Companies' businesses, and (e) liens imposed by law arising in the ordinary course of business, such as materialmen's, mechanics', warehousemen's, and other similar, immaterial liens.

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

8.2 Successors and Assigns. This Agreement shall inure to the benefit of the parties and their respective successors and assigns.

8.3 Notices. All notices, requests, consents, and other communications provided for in this Agreement shall be in writing and shall be (a) delivered in person, (b) transmitted by telecopy, (c) sent by first-class, registered or certified mail, postage prepaid, or (d) sent by reputable overnight courier service, fees prepaid, to the recipient at the address or telecopy number set forth below, or such other address or telecopy number as may hereafter be designated in writing by such recipient. Notices shall be deemed given upon personal delivery, seven days following deposit in the mail as set forth above, upon acknowledgment by the receiving telecopier or one day following deposit with an overnight courier service.

If to a Member or Shareholder, to that party at:

his or its last address reflected in the Companies’ records

If to the Purchaser, to it at:

8 Maskit Street
P.O. Box 2062
Herzliya 46120
Israel
Facsimile: 972-9-9526111
Attention: Chief Financial Officer

with a copy to:

Edward W. Kerson, Esq.
80 University Place
Third Floor
New York, NY 10003
Facsimile: (212) 675-5794

8.4 Fees and Expenses. Each party shall bear that party’s own fees and expenses in connection with the preparation and negotiation of this Agreement and the transactions contemplated by this Agreement. In that connection, the Members and Shareholders shall bear all the costs and expenses of the Companies in connection with the preparation and negotiation of this Agreement and the transactions contemplated by this Agreement (including, without limitation, all costs and expenses of accountants and others in connection with the fulfillment of the obligations under section 6(b)).

8.5 Amendment and Waiver. No amendment of any provision of this Agreement shall be effective, unless it is in writing and signed by the party to be charged. Any failure of a party to comply with any provision of this Agreement may only be waived in writing by the parties affected. No such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any party to take any action against any breach of this Agreement or default by any other party shall constitute a waiver of that party's right to enforce any provision of this Agreement or to take any such action.

8.6 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one agreement.

8.7 Headings. The headings of the various sections of this Agreement have been inserted for reference only and shall not be deemed to be a part of this Agreement.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the state of New York applicable to agreements made and to be performed wholly in New York.

8.9 Consent to Jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the North Carolina state courts located in Raleigh, North Carolina and the United States courts located in North Carolina for the purposes of any action, suit, or proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and agree not to commence any such action, suit, or proceeding except in such courts). The parties further agree that service of any process, summons, notice, or document hand delivered or sent in accordance with section 8.3 shall be effective service of process for any action, suit, or proceeding in North Carolina with respect to any matters to which it or he has submitted to jurisdiction as set forth in the immediately preceding sentence. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding referred to above in any of the courts referred to above, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

8.10 No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to confer upon any person or entity other than the Indemnitees referred to in section 7.2 and the parties to this Agreement and their successors or assigns pursuant any rights or remedies under or by reason of this Agreement.

8.11 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the Agreement shall remain in full force and effect and shall not be affected, impaired, or invalidated.

8.12 Entire Agreement. This Agreement and the other agreements executed and delivered in connection with this Agreement constitute the entire agreement among the parties with respect to their subject matter and supersede all prior arrangements or understandings among them.

MEMBERS:

/s/Steven Dmiszewicki
Steven Dmiszewicki

/s/Leonid Erlikh
Leonid Erlikh

SHAREHOLDERS:

CONTRADO PARTNERS, LLC

By:	/s/Steven Dmiszewicki
Name: Steven Dmiszewicki
Title: Managing Member

SEABREEZE PARTNERS, LLC

By:	/s/Leonid Erlikh
Name: Leonid Erlikh
Title: Managing Member

PURCHASER:

BLUEPHOENIX SOLUTIONS LTD.

By:	/s/Arik Kilman
Name: Arik Kilman
Title: CEO